UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004.

Commission File Number: 001-31221

Total number of pages: 50

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated July 30, 2004 announcing the company’s results for the First Quarter ended June 30, 2004.
2.	Materials presented in conjunction with the earnings release dated July 30, 2004 announcing the company’s results for the First Quarter ended June 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: August 2, 2004	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

3:00 P.M. JST, July 30, 2004

NTT DoCoMo, Inc.

Earnings Release for the First Quarter Ended June 30, 2004

Revenues and Operating Income on Pace with Annual Forecast FOMA subscribers top 5 million*, flat-rate charging for FOMA i-mode service well received * As of July 19, 2004

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the first quarter ended June 30, 2004 (April 1, 2004 to June 30, 2004), are summarized as follows.

<< Highlights of Financial Results >>

•	For the first quarter ended June 30, 2004, operating revenues were ¥1,221.1 billion (down 2.5% compared to the same period of the prior year), operating income was ¥276.6 billion (down 17.9% compared to the same period of the prior year), income before income taxes was ¥276.9 billion (down 17.8% compared to the same period of the prior year) and net income was ¥170.4 billion (down 13.4% compared to the same period of the prior year).

•	Earnings per share were ¥3,507.28 and EBITDA margin** was 36.5% (down 4.3 points compared to the same period of the prior year).

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

**	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 16.

<<Comment from Masao Nakamura, President and CEO >>

In the first quarter of the fiscal year ending March 31, 2005, we increased the discount rates for our “Family Discount” service, reduced “Packet Pack” monthly charges for our third-generation FOMA service, and introduced flat-rate tariff packages for i-mode access via FOMA. As a result of these measures, and also because of the expansion of FOMA’s coverage, especially in indoor and underground areas, as well as the release of our new “FOMA 900i” series handset models, the number of FOMA subscribers increased steadily after passing the 3 million mark in March 2004, to 4.58 million at the end of June 2004 and to over 5 million as of July 19, 2004.

Operating revenues and operating income for the first quarter dropped from the same period of last fiscal year to ¥1,221.1 billion and ¥276.6 billion, respectively, but we believe they are progressing favorably vis-à-vis our annual forecast for the full year.

In a bid to provide customers with services that are truly useful for their lives and businesses and to create new business models on top of the conventional model centered on revenues from metered communications charges, in July 2004, we launched “i-mode FeliCa” service, which enables cellular phones to function as a mobile wallet for electronic payment or as an electronic membership card using the “FeliCa” contactless IC chips embedded in the phone. To this end, we reviewed our organizational structure establishing a new Products and Services Division, a unit that oversees the production and management of all services offered by NTT DoCoMo, and reorganizing our Corporate Marketing Division with an aim to strengthen our marketing activities to corporate clients.

While the competition in the Japanese cellular communications market is expected to become more fierce going forward, we will strive to reinforce our brand by further improving our network quality and providing tariff packages, products, services and after sales support that better suit the needs of our customers, and thereby solidify our business foundation.

<< Business Results and Financial Position >>

<Results of operations>	Billions of yen			Billions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Increase (Decrease)	Year ended March 31, 2004
Operating revenues	¥1,221.1	¥1,252.3	(2.5%)	¥5,048.1
Operating expenses	944.6	915.3	3.2%	3,945.1

Operating income	276.6	337.0	(17.9%)	1,102.9
Other (income) expense, net	(0.3)	0.1	—	1.8

Income before income taxes	276.9	336.9	(17.8%)	1,101.1
Income taxes	106.0	141.0	(24.8%)	429.1
Equity in net (losses) earnings of affiliates	(0.5)	1.0	—	(22.0)
Minority interests	(0.0)	(0.0)	—	(0.0)

Net income	¥170.4	¥196.8	(13.4%)	¥650.0

1.	Business Overview

(1)	Operating revenues totaled ¥1,221.1 billion (down 2.5% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues decreased to ¥1,042.2 billion (down 3.8% compared to the same period of the prior year). Despite a positive impact on revenues from subscriber growth driven by introduction of new products such as “FOMA 900i” and “mova 506i” series handsets, cellular (FOMA+mova) revenues decreased due to decline in ARPU reflecting a reduction in rates such as increased discount rates for our “Family Discount” and the introduction of a flat-rate FOMA i-mode service, called “pake-hodai.”

•	Voice revenues from FOMA services increased to ¥75.8 billion (up 778.9% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥41.7 billion (up 867.5% compared to the same period of the prior year) due to a significant increase in the number of FOMA services subscribers which included the migration of subscribers from mova services to FOMA services.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Increase (Decrease)
Wireless services	¥1,079.8	¥1,116.8	(3.3%)
Including: Cellular (FOMA+mova) services revenues (i)	1,042.2	1,083.3	(3.8%)
-Voice revenues (ii)	770.4	828.9	(7.1%)
Including: FOMA services	75.8	8.6	778.9%
- Packet communications revenues	271.8	254.4	6.8%
Including: FOMA services	41.7	4.3	867.5%
Including: PHS services revenues	16.0	18.0	(11.2%)
Including: Quickcast services revenues	1.2	1.6	(23.0%)
Equipment sales	141.4	135.5	4.3%

Total operating revenues	¥1,221.1	¥1,252.3	(2.5%)

Notes:

(i)	In past reports, cellular services revenues were broken down into “cellular (mova) services revenues,” “cellular (FOMA) services revenues” and “packet communications services revenues.” For the three months ended June 30, 2004, cellular services revenues were aggregated and represented as “cellular (FOMA+mova) services revenues.”

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥944.6 billion (up 3.2% compared to the same period of the prior year).

•	Personnel expenses were ¥62.2 billion, which were approximately the same as the same period of the prior year.

•	Non-personnel expenses increased to ¥609.7 billion (up 6.3% compared to the same period of the prior year) due to an increase in revenue-linked variable expenses, which include cost of equipment sold, sales commissions paid to agent resellers and costs related to point loyalty programs, by 9.6% compared to the same period of the prior year, reflecting the migration of subscribers from mova services to FOMA services.

•	Depreciation and amortization expenses decreased to ¥165.2 billion (down 3.4% compared to the same period of the prior year). Although capital expenditures increased by 27.2% compared to the same period of the prior year, their effect was more than offset by a decrease in the net book value of our wireless telecommunications equipment such as switching equipment at the beginning of the fiscal period compared to the beginning of the same period of the prior year.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Increase (Decrease)
Personnel expenses	¥62.2	¥62.4	(0.2%)
Non-personnel expenses	609.7	573.3	6.3%
Depreciation and amortization	165.2	171.0	(3.4%)
Loss on disposal of property, plant and equipment and intangible assets	5.2	3.7	38.9%
Communication network charges	93.0	95.9	(3.0%)
Taxes and public dues	9.3	8.9	3.8%

Total operating expenses	¥944.6	¥915.3	3.2%

(3)	Operating income decreased to ¥276.6 billion (down 17.9% compared to the same period of the prior year) and income before income taxes, which included the net of interest income and interest expense, decreased to ¥276.9 billion (down 17.8% compared to the same period of the prior year).

(4)	Net income was ¥170.4 billion (down 13.4% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥1,195.0 billion and operating income was ¥283.8 billion.

•	Cellular (mova) services

-	On and after May 2004, we released 3 models and 9 body color variations of “mova 506i” series handsets, which were the newest models of “50X” series handsets that were equipped with various features. We also released “P252iS,” which is targeted for women. Despite continuous high demand for the newest mova series handsets, the number of cellular (mova) services subscribers as of June 30, 2004, decreased to 41.82 million due to continuous progress in the migration of subscribers from mova services to FOMA services.

-	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥5,350, ¥1,800 and ¥7,150, respectively.

•	Cellular (FOMA) services

-	Due to the introduction of a flat-rate FOMA i-mode service, called “pake-hodai,” and sales promotion of “FOMA 900i” series handsets released sequentially from February 2004, the number of cellular (FOMA) services subscribers (mainly younger subscribers) and cellular (FOMA) services revenues increased. We also continuously expanded the indoor and outdoor coverage of our FOMA network including all subway stations in Tokyo. The number of the subscribers reached 4.58 million at June 30, 2004, steadily increased by 0.53 million, 0.43 million and 0.57 million in April, May and June 2004, respectively.

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥6,580, ¥3,660 and ¥10,240, respectively.

-	In addition, in both mova and FOMA services, we strengthened our competitiveness by reinforcing our point loyalty program and we also enriched billing-related services such as providing estimated costs for downloading and improving a service which notifies our subscribers via e-mail when their total communications charges reach certain subscriber-preset amounts. Furthermore, the number of subscribers for our “Melody Call” service, which enable the service subscribers to set their preferred music or voice contents as ring back tones, exceeded one million in June 2004.

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,450, ¥1,950 and ¥7,400, respectively.

•	i-mode services

-	To let our i-mode subscribers enjoy rich contents and applications of i-mode services more comfortably and without worrying about their charges, we lowered the additional monthly charges for FOMA Packet Pack in May 2004 and introduced a flat-rate FOMA i-mode service, called “pake-hodai,” in June 2004. The sales of “FOMA 900i” series handsets are favorable. As a result, the number of i-mode services subscribers increased to 41.72 million at June 30, 2004.

-	Our global technical-partnership strategy has progressed steadily as COSMOTE Mobile Telecommunications S.A., a Greek carrier, launched i-mode services in June 2004 and we entered into a new i-mode license agreement with Telstra Corporation Limited, an Australian carrier. The total number of i-mode services subscribers outside Japan has continuously grown and surpassed the three million mark at the end of June 2004.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our Wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

See page 15 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers		Increase (Decrease)
	June 30, 2004	March 31, 2004
Cellular (mova) services	41,824	42,882	(2.5%)
Cellular (FOMA) services	4,583	3,045	50.5%
i-mode services	41,723	41,077	1.6%

Notes:

•	Number of i-mode subscribers as of June 30, 2004 = Cellular (mova) i-mode subscribers (37,197 thousand) + Cellular (FOMA) i-mode subscribers (4,526 thousand)

•	Number of i-mode subscribers as of March 31, 2004 = Cellular (mova) i-mode subscribers (38,080 thousand) + Cellular (FOMA) i-mode subscribers (2,997 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Increase (Decrease)
Mobile phone business operating revenues	¥1,195.0	¥1,224.4	(2.4%)
Mobile phone business operating income	283.8	349.8	(18.9%)

(2)	PHS business

Operating revenues were ¥17.4 billion and operating loss was ¥7.2 billion.

•	We saw an ongoing net increase in the number of fixed-fee-service-for-data-communications subscribers. However, the aggregate number of PHS subscribers as of June 30, 2004, decreased to 1.54 million due to a decrease in the number of voice services subscribers. The decrease in operating loss compared with the same period of the prior year resulted from our efforts to lower the cost of sales promotion.

•	PHS ARPU was ¥3,330.

Note:

See page 15 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	June 30, 2004	March 31, 2004
PHS services	1,537	1,592	(3.5%)

<Operating results>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003
PHS business operating revenues	¥17.4	¥19.8	(12.3%)
PHS business operating loss	(7.2)	(12.4)	—

(3)	Quickcast business

Operating revenues were ¥1.3 billion and operating loss was ¥0.2 billion.

•	To streamline our operations, we ceased accepting new subscribers for Quickcast services. We are planning to replace the services with other services we provide considering customer needs.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	June 30, 2004	March 31, 2004
Quickcast services	422	457	(7.6%)

<Operating results>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003
Quickcast business operating revenues	¥1.3	¥1.6	(21.9%)
Quickcast business operating loss	(0.2)	(0.9)	—

(4)	Miscellaneous businesses

Operating revenues were ¥7.5 billion and operating income was ¥0.2 billion.

•	We launched an international roaming-in service to enable subscribers of overseas mobile operators who sign an international roaming agreement with DoCoMo to receive the same convenience as in their own country by using our FOMA network while they make and receive calls in Japan.

<Operating results>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003
Miscellaneous businesses operating revenues	¥7.5	¥6.4	15.9%
Miscellaneous businesses operating income	0.2	0.6	(62.3%)

3.	Capital Expenditures

Total capital expenditures* were ¥187.6 billion.

•	We expanded both the indoor and outdoor coverage areas of our FOMA services (approximately 99.7% nationwide population coverage as of June 30, 2004), reinforced FOMA networks to meet expanding demand and promoted the construction of IP core networks with IP router architecture. In addition, we made our capital expenditures more efficient and less costly by reducing the acquisition costs of equipment and improving the design and construction process.

<Breakdown of capital expenditures>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003
Mobile phone business	¥141.6	¥116.2	21.8%
PHS business	0.8	1.1	(27.7%)
Quickcast business	0.0	0.0	—
Other (including information systems)	45.2	30.1	50.1%

Total capital expenditures	¥187.6	¥147.5	27.2%

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 16.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥117.7 billion (down 56.4% compared to the same period of the prior year). Although we had a smaller increase in inventories and a smaller decrease in accounts payable, net cash provided by operating activities decreased primarily because the payment of income taxes increased.

•	Net cash used in investing activities was ¥203.2 billion (up 5.0% compared to the same period of the prior year). The collection of a shareholders loan to Hutchison H3G UK Holdings Limited, which DoCoMo advanced in the prior fiscal year, had a positive impact on net cash in investing activities. However, payment for purchase of property, plant and equipment accompanying an increase in capital expenditures increased cash used in investing activities.

•	Net cash used in financing activities was ¥180.5 billion (up 206.0% compared to the same period of the prior year). We reduced external financing and increased stock buybacks and dividend payments. We spent a total of ¥8.4 billion to repurchase our shares during the three months ended June 30, 2004.

•	Free cash flows were negative ¥85.5 billion.

•	Equity ratio and debt ratio improved compared to the same period of the prior year due to an increase in shareholders’ equity and a decrease in interest bearing liabilities.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Increase (Decrease)
Net cash provided by operating activities	¥117.7	¥270.3	(56.4%)
Net cash used in investing activities	(203.2)	(193.6)	—
Net cash used in financing activities	(180.5)	(59.0)	—
Free cash flows	(85.5)	76.7	—

<Financial measures>	Three months ended June 30, 2004	Three months ended June 30, 2003	Increase (Decrease)
Equity ratio	64.2%	59.4%	4.8 points
Debt ratio	20.2%	26.5%	(6.3 points	)

Notes:

•	Free cash flows = Cash flows from operating activities + Cash flows from investing activities

In past reports, we excluded net payments for short-term loans and deposits from Cash flows from investing activities in determining our free cash flows. In the table above, approximately ¥0.1 billion has been subtracted from the amount of Free cash flows previously reported for the three months ended June 30, 2003 to reflect the inclusion of payments for short-term loans and deposits.

•	Equity ratio = Shareholders’ equity / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

“FOMA”, “i-mode”, “mova”, “pake-hodai”, “Quickcast” and “Melody Call” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

Consolidated Financial Statements	July 30, 2004

For the First Quarter Ended June 30, 2004	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed: (URL http://www.nttdocomo.co.jp/)	Tokyo Stock Exchange-First Section
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1) Adoption of simplified accounting methods:	No
(2) Difference in the method of accounting recognition from the most recent fiscal year:	No
(3) Change of reporting entities

Number of consolidated companies added:	0	Number of consolidated companies removed:	0
Number of companies on equity method added:	1	Number of companies on equity method removed:	2

2. Consolidated Financial Results for the First Quarter Ended June 30, 2004 (April 1, 2004 - June 30, 2004)

(1) Consolidated Results of Operations
Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues			Operating Income			Income before Income Taxes			Net Income
Three months ended June 30, 2004	1,221,138	(2.5%	)	276,575	(17.9%	)	276,895	(17.8%	)	170,380	(13.4%	)
Three months ended June 30, 2003	1,252,290	—		337,027	—		336,887	—		196,817	—

Year ended March 31, 2004	5,048,065			1,102,918			1,101,123			650,007

	Basic Earnings per Share		Diluted Earnings per Share
Three months ended June 30, 2004	3,507.28	(yen)	3,507.28	(yen)
Three months ended June 30, 2003	3,922.97	(yen)	3,922.97	(yen)

Year ended March 31, 2004	13,099.01	(yen)	13,099.01	(yen)

Notes:	1. The weighted average number of shares outstanding:	For the three months ended June 30, 2004:	48,578,914 shares
		For the three months ended June 30, 2003:	50,170,406 shares
		For the fiscal year ended March 31, 2004:	49,622,595 shares

2.      Percentages for operating revenues, operating income, income before income taxes and net income in the above tables represent changes compared to corresponding previous period. Since the consolidated financial statements for the three months ended June 30, 2002 were not prepared, year-on-year comparison for the three months ended June 30, 2003 are not available.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2004	5,949,832	3,818,831	64.2%	78,652.24	(yen)
June 30, 2003	6,140,892	3,649,705	59.4%	72,746.17	(yen)

March 31, 2004	6,262,266	3,704,695	59.2%	76,234.00	(yen)

Note:	The number of shares outstanding as of June 30, 2004 and 2003, and March 31, 2004 were 48,553,364 shares, 50,170,406 shares and 48,596,364 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2004	117,730	(203,240)	(180,518)	571,949
Three months ended June 30, 2003	270,279	(193,555)	(58,989)	698,694

Year ended March 31, 2004	1,710,243	(847,309)	(705,856)	838,030

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	4,920,000	1,314,000	751,000

(Reference)	Expected Earnings per Share: 15,453.83 yen

Notes:	1. There has been no change in our forecasts for the fiscal year ending March 31, 2005 since we announced the forecasts on May 7, 2004.

2. With regard to the above forecasts, please refer to page 17.

*	Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) June 30, 2004	(UNAUDITED) June 30, 2003	Increase (Decrease)		March 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	¥571,949	¥698,694	¥(126,745)	(18.1%)	¥838,030
Accounts receivable, net	599,927	607,874	(7,947)	(1.3)	616,131
Inventories	135,477	106,669	28,808	27.0	127,269
Deferred tax assets	73,371	58,333	15,038	25.8	92,662
Prepaid expenses and other current assets	126,566	234,115	(107,549)	(45.9)	111,225

Total current assets	1,507,290	1,705,685	(198,395)	(11.6)	1,785,317

Property, plant and equipment:
Wireless telecommunications equipment	4,198,546	3,859,220	339,326	8.8	4,109,818
Buildings and structures	664,766	548,003	116,763	21.3	619,501
Tools, furniture and fixtures	586,091	569,791	16,300	2.9	580,099
Land	193,739	185,272	8,467	4.6	188,717
Construction in progress	152,075	180,728	(28,653)	(15.9)	169,562
Accumulated depreciation	(3,079,823)	(2,687,919)	(391,904)	—	(2,965,192)

Total property, plant and equipment, net	2,715,394	2,655,095	60,299	2.3	2,702,505

Non-current investments and other assets:
Investments in affiliates	318,301	383,939	(65,638)	(17.1)	324,155
Marketable securities and other investments	60,326	21,906	38,420	175.4	62,191
Intangible assets, net	507,199	481,808	25,391	5.3	506,777
Goodwill	133,354	133,196	158	0.1	133,354
Other assets	158,196	190,949	(32,753)	(17.2)	195,406
Deferred tax assets	549,772	568,314	(18,542)	(3.3)	552,561

Total non-current investments and other assets	1,727,148	1,780,112	(52,964)	(3.0)	1,774,444

Total assets	¥5,949,832	¥6,140,892	¥(191,060)	(3.1%)	¥6,262,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥18,262	¥236,816	¥(218,554)	(92.3%)	¥136,642
Accounts payable, trade	592,518	577,401	15,117	2.6	666,838
Accrued payroll	28,736	31,619	(2,883)	(9.1)	43,142
Accrued interest	1,983	3,215	(1,232)	(38.3)	1,975
Accrued taxes on income	84,857	142,146	(57,289)	(40.3)	318,011
Other current liabilities	134,477	95,244	39,233	41.2	125,030

Total current liabilities	860,833	1,086,441	(225,608)	(20.8)	1,291,638

Long-term liabilities:
Long-term debt	950,292	1,079,378	(129,086)	(12.0)	954,954
Employee benefits	137,790	155,966	(18,176)	(11.7)	133,954
Other long-term liabilities	182,014	168,918	13,096	7.8	176,964

Total long-term liabilities	1,270,096	1,404,262	(134,166)	(9.6)	1,265,872

Total liabilities	2,130,929	2,490,703	(359,774)	(14.4)	2,557,510

Minority interests in consolidated subsidiaries	72	484	(412)	(85.1)	61

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,306,128	4,885	0.4	1,311,013
Retained earnings	1,881,332	1,331,086	550,246	41.3	1,759,548
Accumulated other comprehensive income	82,154	65,396	16,758	25.6	81,355
Treasury stock, at cost	(405,348)	(2,585)	(402,763)	—	(396,901)

Total shareholders’ equity	3,818,831	3,649,705	169,126	4.6	3,704,695

Total liabilities and shareholders’ equity	¥5,949,832	¥6,140,892	¥(191,060)	(3.1%)	¥6,262,266

2.	Consolidated Statements of Operations and Comprehensive Income

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Increase (Decrease)		Year ended March 31, 2004
Operating revenues:
Wireless services	¥1,079,758	¥1,116,786	¥(37,028)	(3.3%)	¥4,487,912
Equipment sales	141,380	135,504	5,876	4.3	560,153
Total operating revenues	1,221,138	1,252,290	(31,152)	(2.5)	5,048,065

Operating expenses:
Cost of services (exclusive of items shown separately below)	164,331	165,074	(743)	(0.5)	712,571
Cost of equipment sold (exclusive of items shown separately below)	271,561	257,604	13,957	5.4	1,094,332
Depreciation and amortization	165,206	170,979	(5,773)	(3.4)	720,997
Selling, general, and administrative	343,465	321,606	21,859	6.8	1,417,247
Total operating expenses	944,563	915,263	29,300	3.2	3,945,147

Operating income	276,575	337,027	(60,452)	(17.9)	1,102,918

Other (income) expense:
Interest expense	2,338	3,717	(1,379)	(37.1)	13,216
Interest income	(364)	(321)	(43)	—	(1,917)
Other, net	(2,294)	(3,256)	962	—	(9,504)
Total other (income) expense	(320)	140	(460)	—	1,795

Income before income taxes	276,895	336,887	(59,992)	(17.8)	1,101,123

Income taxes	105,990	141,008	(35,018)	(24.8)	429,116
Equity in net (losses) earnings of affiliates	(514)	958	(1,472)	—	(21,960)
Minority interests in earnings of consolidated subsidiaries	(11)	(20)	9	—	(40)

Net Income	¥170,380	¥196,817	¥(26,437)	(13.4%)	¥650,007

Other comprehensive income (loss):
Unrealized gains on available-for-sale securities	4,174	1,185	2,989	252.2	12,238
Revaluation of financial instruments	10	(633)	643	—	(13)
Foreign currency translation adjustment	(3,141)	1,218	(4,359)	—	(9,862)
Minimum pension liability adjustment	(244)	689	(933)	—	16,055

Comprehensive income	¥171,179	¥199,276	¥(28,097)	(14.1%)	¥668,425

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	48,578,914	50,170,406	(1,591,492)	(3.2%)	49,622,595
Basic and diluted earnings per share (Yen)	¥3,507.28	¥3,922.97	¥(415.69)	(10.6%)	¥13,099.01

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Increase (Decrease)		Year ended March 31, 2004
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,306,128	4,885	0.4	1,306,128
Share exchanges	—	—	—	—	(14)
Increase in additional paid-in capital of an affiliate	—	—	—	—	4,899

At end of period	1,311,013	1,306,128	4,885	0.4	1,311,013

Retained earnings:
At beginning of period	1,759,548	1,159,354	600,194	51.8	1,159,354
Cash dividends	(48,596)	(25,085)	(23,511)	—	(49,813)
Net income	170,380	196,817	(26,437)	(13.4)	650,007

At end of period	1,881,332	1,331,086	550,246	41.3	1,759,548

Accumulated other comprehensive income:
At beginning of period	81,355	62,937	18,418	29.3	62,937
Unrealized gains on available-for-sale securities	4,174	1,185	2,989	252.2	12,238
Revaluation of financial instruments	10	(633)	643	—	(13)
Foreign currency translation adjustment	(3,141)	1,218	(4,359)	—	(9,862)
Minimum pension liability adjustment	(244)	689	(933)	—	16,055

At end of period	82,154	65,396	16,758	25.6	81,355

Treasury stock, at cost:
At beginning of period	(396,901)	(2,585)	(394,316)	—	(2,585)
Purchase of treasury stock	(8,447)	0	(8,447)	—	(394,903)
Share exchanges	—	—	—	—	587

At end of period	(405,348)	(2,585)	(402,763)	—	(396,901)

Total shareholders’ equity	¥3,818,831	¥3,649,705	¥169,126	4.6%	¥3,704,695

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Three months ended June 30, 2004	(UNAUDITED) Three months ended June 30, 2003	Year ended March 31, 2004
I Cash flows from operating activities:
1. Net income	¥170,380	¥196,817	¥650,007
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	165,206	170,979	720,997
(2) Deferred taxes	20,677	1,009	(12,539)
(3) Loss on sale or disposal of property, plant and equipment	4,094	2,751	35,005
(4) Equity in net losses (earnings) of affiliates	1,248	(958)	17,433
(5) Minority interests in earnings of consolidated subsidiaries	11	20	40
(6) Changes in current assets and liabilities:
Decrease (increase) in accounts receivable, trade	17,426	9,293	(90)
(Decrease) increase in allowance for doubtful accounts	(1,222)	332	1,458
Increase in inventories	(8,208)	(39,354)	(59,954)
(Decrease) increase in accounts payable, trade	(7,151)	(55,397)	19,577
Increase (decrease) in other current liabilities	9,454	(1,580)	28,866
(Decrease) increase in accrued taxes on income	(233,154)	10,301	186,166
Increase (decrease) in liability for employee benefits	3,836	6,266	(15,746)
Decrease in tax refunds receivable	—	—	106,308
Other, net	(24,867)	(30,200)	32,715

Net cash provided by operating activities	117,730	270,279	1,710,243

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(195,237)	(118,565)	(625,284)
2. Purchases of intangible and other assets	(56,826)	(36,526)	(177,645)
3. Purchases of investments	(983)	(597)	(12,787)
4. Loan advances	(113)	(38,292)	(38,307)
5. Collection of loan advances	39,847	0	55
6. Proceeds from sale of investments	9,935	327	2,261
7. Other, net	137	98	4,398

Net cash used in investing activities	(203,240)	(193,555)	(847,309)

III Cash flows from financing activities:
1. Repayment of long-term debt	(122,206)	(22,134)	(245,411)
2. Payments to acquire treasury stock	(8,447)	(0)	(394,903)
3. Principal payments under capital lease obligations	(1,268)	(1,757)	(5,716)
4. Dividends paid	(48,596)	(25,085)	(49,813)
5. Proceeds from short-term borrowings	40,000	65,300	155,300
6. Repayment of short-term borrowings	(40,000)	(75,300)	(165,300)
7. Other, net	(1)	(13)	(13)

Net cash used in financing activities	(180,518)	(58,989)	(705,856)

IV Effect of exchange rate changes on cash and cash equivalents	(53)	8	1

V Net (decrease) increase in cash and cash equivalents	(266,081)	17,743	157,079
VI Cash and cash equivalents at beginning of period	838,030	680,951	680,951

VII Cash and cash equivalents at end of period	¥571,949	¥698,694	¥838,030

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds	¥5	¥—	¥107,200
Cash paid during the period for:
Interest	2,737	3,895	16,384
Income taxes	318,532	131,239	259,883
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	16,711	—	—

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America.

The following is explanation regarding the adoption of a new accounting standard in the three months ended June 30, 2004.

Adoption of a new accounting standard

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No.150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No.150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No.150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS No.150 did not have any impact on DoCoMo’s results of operations and financial position.

(APPENDIX 1)	Operation Data for 1st Quarter of 2004
July 30, 2004 NTT DoCoMo, Inc.

		1st Quarter of 2004 (from April to June, 2004)	[Ref.] 1st Quarter of 2003 (from April to June, 2003)	[Ref.] Fiscal 2003 ending March 31, 2004 (full year results)
Cellular
Subscribers	thousands	46,408	44,361	45,927
FOMA	thousands	4,583	535	3,045
i-shot compatible (1)	thousands	25,681	12,877	24,272
Market share (2)%		56.1	57.5	56.3
Net Increase from previous period	thousands	481	500	2,066
FOMA	thousands	1,538	205	2,715
Aggregate ARPU (FOMA + mova)	yen/month/contract	7,400	8,060	7,890
Voice ARPU (3)	yen/month/contract	5,450	6,150	5,920
Packet ARPU	yen/month/contract	1,950	1,910	1,970
i-mode ARPU	yen/month/contract	1,940	1,910	1,970
ARPU generated purely from i-mode (FOMA + mova)	yen/month/contract	2,170	2,200	2,240
Aggregate ARPU (FOMA)	yen/month/contract	10,240	9,610	10,280
Voice ARPU (3)	yen/month/contract	6,580	6,360	6,900
Packet ARPU	yen/month/contract	3,660	3,250	3,380
i-mode ARPU	yen/month/contract	3,590	2,960	3,240
ARPU generated purely from i-mode (FOMA)	yen/month/contract	3,640	3,160	3,330
Aggregate ARPU (mova)	yen/month/contract	7,150	8,040	7,830
Voice ARPU (3)	yen/month/contract	5,350	6,140	5,890
i-mode ARPU	yen/month/contract	1,800	1,900	1,940
ARPU generated purely from i-mode (mova)	yen/month/contract	2,020	2,190	2,200
MOU (FOMA + mova) (4)	minute/month/contract	152	162	159
MOU (FOMA) (4)	minute/month/contract	230	171	219
MOU (mova) (4)	minute/month/contract	145	162	158
Churn Rate	%	1.07	1.17	1.21
i-mode
Subscribers	thousands	41,723	38,648	41,077
FOMA	thousands	4,526	507	2,997
i-appliTM compatible (5)	thousands	25,009	17,915	23,416
i-mode Subscription Rate	%	89.9	87.1	89.4
Net Increase from previous period	thousands	646	890	3,319
i-Menu Sites	sites	4,245	3,594	4,144
i-appliTM	sites	972	659	927
Access Percentage by Content Category
Ringing tone/Screen	%	32	35	35
Game/Horoscope	%	18	18	18
Entertainment Information	%	25	23	23
Information	%	13	14	13
Database	%	4	5	5
Transaction	%	8	5	6
Independent Sites	sites	77,550	66,411	74,605
Percentage of Packets Transmitted
Web	%	91	86	87
Mail	%	9	14	13
PHS
Subscribers	thousands	1,537	1,709	1,592
Market Share (2)%		30.6	31.4	31.0
Net Increase from previous period	thousands	-55	21	-96
ARPU (3)	yen/month/contract	3,330	3,450	3,430
MOU (4) (6)	minute/month/contract	85	110	100
Data Transmission Rate (time) (6) (7)%		74.1	78.1	76.4
Churn Rate	%	3.38	3.78	3.49
Others
Prepaid Subscribers (8)	thousands	93	119	97
DoPa Single Service Subscribers (9)	thousands	426	312	401

*	Please refer to the attached sheet (P.15 APPENDIX 2) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.
(1)	Calculation does not include FOMA
(2)	Source: Telecommunications Carriers Association
(3)	Inclusive of circuit switched data communications
(4)	MOU (Minutes of Usage) : Average communication time per one month per one user
(5)	Inclusive of FOMA handsets
(6)	Not inclusive of data communication time via @FreeD service
(7)	Percent of data traffic in total outbound call time
(8)	Included in total cellular subscribers
(9)	Not included in total cellular subscribers

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*

i)	Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *1 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*1 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *2 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *1 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are as follows:

1Q Results : Sum of No. of subscribers** for each month from April to June

FY Results : Sum of No. of subscribers** for each month from April to March

** subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

Calculation methods for No. of active subscribers used in ARPU*3, MOU*4 and Churn Rate*5 were changed to make the subscriber figures more precise. In accordance with this change, 1Q results of 2003 (described in Appendix 1) are retroactively restated based on the new calculation method above.

[Previous calculation method]

1Q Results : {(No. of subscribers at the end of March + No. of subscribers at the end of June) / 2} x 3 months

*1	The numerator for i-mode ARPU (FOMA+mova, FOMA, mova) is the number of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

*2	The numerator for ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is the number of active i-mode subscribers only.

*3	ARPU figures restated : Aggregate ARPU (mova), Voice ARPU (mova), i-mode ARPU (mova), ARPU generated purely from i-mode (mova) and ARPU (PHS)

*4	MOU figures restated : MOU (mova), MOU (PHS)

*5	Churn Rate restated : Churn Rate (Cellular), Churn Rate (PHS)

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2004	Three months ended June 30, 2003
a. EBITDA	¥445.9	¥510.8

Depreciation and amortization and Losses on sale or disposal of property, plant and equipment	(169.3)	(173.7)

Operating income	276.6	337.0

Other expenses (income), net	0.3	(0.1)
Income taxes	(106.0)	(141.0)
Equity in net (earnings) losses of affiliates	(0.5)	1.0
Minority interests in earnings of consolidated subsidiaries	(0.0)	(0.0)

b. Net income	170.4	196.8

c. Total operating revenues	1,221.1	1,252.3

EBITDA margin (=a/c)	36.5%	40.8%
Net income margin (=b/c)	14.0%	15.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Capital expenditures

	Billions of yen
	Three months ended June 30, 2004	Three months ended June 30, 2003
Capital expenditures	¥187.6	¥147.5

Effects of timing differences between acquisition dates and payment dates	64.4	7.6

Purchases of property, plant and equipment	(195.2)	(118.6)
Purchases of intangible and other assets	(56.8)	(36.5)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets.

16

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers and financial results. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	Our 3G services, including our new value-added services may not develop as we expect.

•	The introduction or change of various laws or regulatory regimes that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations.

•	The introduction of a number portability system for mobile phones in Japan may, in addition to burdening us with the expenses associated with introducing the system, lead to a decrease in our number of subscribers due to transition to other mobile operators from us, which may adversely affect our financial condition and results of operations.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	We may not be able to maintain our ability to avoid reduced quality of services to maintain customer satisfaction because we have only a limited amount of spectrum and facilities.

•	Overseas operators may not introduce the W-CDMA technology and mobile multimedia services that we currently use in our 3G system, which would adversely affect our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	The performance of our PHS business may not improve and the business may continue to operate at a loss in the future.

•	We may not be able to successfully address social issues arising from inappropriate use of our products and services by our subscribers, which may adversely affect our credibility or corporate image.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks and our inability to properly respond to such concerns may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages, malfunction of software and devices, and our inability to properly respond to such failures may adversely affect our financial condition and results of operations.

•	Our inability to properly respond to viruses and cyber attacks which adversely affect communications through our network system or wireless phones may adversely affect our financial condition and results of operations.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

17

Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, our 3G services, including our new value-added services may not develop as planned; the introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations; the introduction of number portability in Japan may increase our expenses and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations; our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect; subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services; the W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers; our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; the performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future; social problems, such as unsolicited bulk e-mail, which are caused by misuse or misunderstanding of our products and services may increase our expenses or adversely affect our credibility and corporate image; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; system failures due to earthquakes, power outages or malfunctioning software or equipment may adversely affect our financial condition and results of operations; Computer viruses, cyber attacks or other sabotage may harm our network systems and other communication systems using cellular phones; and volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations. Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

1

FY2004 First Quarter

Financial Results Highlights

Senior Executive Vice President

Masayuki Hirata

FY2004 First Quarter Results Highlights

■ FY2004 First Quarter Results Highlights

•	Operating revenues and operating income dropped as compared to the same period of last fiscal year to 1,221.1 billion and 276.6 billion yen, respectively, but both are progressing favorably vis-à-vis our full-year earnings forecast.

■ FY2004 First Quarter Activities

•	Offered steeper discounts in “Family Discount” package, revised “Packet Pack” charges, and introduced “pake-hodai” flat-rate service for FOMA, to reinforce our competitiveness and propel future growth.

•	Continued to expand FOMA’s coverage area and enriched handset line-up. Consequently, FOMA’s subscriber base topped 5 million on July 19.

•	Launched “i-mode FeliCa”service in July, with an aim to provide “cellular services useful for people’s lives and businesses”.

■ Future Plans

•	Strive to enhance network quality and offer better tariff plans, services, handsets and after sales support from the viewpoint of customers, with a goal to further reinforce DoCoMo’s brand and competitiveness.

3

FY2004 1Q Financial Results Highlights (US GAAP)

■	Consolidated financial statements in this release are unaudited.

*1:	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 26 and the IR page of our website, www.nttdocomo.co.jp.

*2:	In past reports, we excluded net payments for short-term loans and deposits from Cash flows from investing activities in determining our free cash flows. In the table above, approximately 0.1 billion yen has been subtracted to the amount of Free cash flows previously reported for the three months ended June 30, 2003 to reflect the inclusion of payments for short-term loans and deposits.

4

Historical Growth of Japan’s Cellular Phone Market

•	While the number of net additional subscribers in the overall market decreased 23.3% year-on-year in the 1Q of FY2004, no. of DoCoMo’s net additions dropped only by 3.8%.

•	Percentage of i-mode subscribers to our total cellular subscribers reached approx. 90% as of Jun. 30, 2004.

5

FOMA Subscriber Growth

•	FOMA’s subscriber base grew to over 5 million in July 2004, due to brisk sales of “900i” series handsets, etc.

•	Acquired largest number of net additional 3G subscribers among all carriers all in FY2004 first quarter.

•	No. of FOMA subscribers is projected to reach 10.6 million by Mar. 31, 2005.

6

Growth of Net Additional 3G Subscribers

7

Rate Changes Implemented in FY2004 First Quarter

■ Launched “pake-hodai” Flat Rate Service (Jun. 1, 2004)

•	Uptake has grown steadily, gathering many subscription applications applications prior to launch of service.

(No. of subscribers as of Jun. 30, 2004: Approx. 590,000)

•	“pake-hodai” has been well accepted especially among younger subscribers, with teenagers and those in their twenties accounting for approx. 60% of total

•	No. of “pake-houdai” subscribers is expected to exceed 1 million on Aug. 1, 2004.

■ Revised “Packet Pack” Charges (Effective May 1, 2004)

•	Percentage of users subscribing to “Packet Pack” or “pake-hodai” as of Jun. 30, 2004, increased 3.5 points from Mar. 31, 2004.

■ Revised “Family Discount” Rates (Effective Apr. 1, 2004)

•	Percentage of users subscribing to “Family Discount” service approx. 58% as of Jun. 30, 2004.

(Up 2.4 points from Mar. 31, 2004, or up 4.2 points from the time of press announcement in late Jan. 2004).

8

Effect of Measures Implemented in FY2004 First Quarter

•	Churn rate has improved as a result of successfully retaining existing subscribers.

•	DoCoMo recovered No. 1 position in share of net additions in June at 43.3%.

Averaged Monthly Churn Rate

(Quarterly Data)

9

Future Handset, Service, Coverage Development Plans

10

Linkage with Bricks and Mortar Services i-mode FeliCa

11

Linkage with Bricks and Mortar Services QR Code

12

Visual Communication

Growth of compatible handset users
(Approx. 4.5 mil. users as of Jun. 30, 2004)

Visual capability: Standard feature in all FOMA handset

900i
900iV
900iT
900iS
901i

Peer-to-Peer Services

- **Interactive real-time communication**
  - -Visual communication services to share important moments with others.
  - -Increased connectivity
- **Safety and Security**
  - -Bed monitoring
  - -Nursing applications
- **Business applications**
  - -Remote monitoring
  - -Disaster countermeasures

A/V Utilization Rate (%)
20
10
2003/4-6(1Q)
2004/4-6(1Q)

Total A/V Usage Hours
(10,000 hours)
50
25
2003/4-6(1Q)
2004/4-6(1Q)

Video Distribution Services

- **Entertainment**
  - -"i-motion"/"Chaku-motion"
    - Music video clips
    - Movie/drama previews
    - Animated movies
  - -"V-Live" service
    - Broadcasts from event/festival/ sports sites
- **Convenient applications for life**
  - -Video news, sport highlights
  - -Weather news
  - -Online shopping (video catalog)

No. of "i-motion" sites
("Chaku-motion")
400
200
2003/6
2004/6

Total no. of accesses to "V-Live" service
(10,000 times)
10
5
2003/4-6(1Q)
2004/4-6(1Q)

13

Return to Shareholders

Shareholders Return Ratio* in FY2003: 72%

*Shareholders Return Ratio=(Dividend payment + Repurchase of own Shares)/Net income

Balanced between dividend payment and repurchase of own shares

■ Dividend Policies

•	Annual dividend including commemorative dividend (500 yen/share) for FY2003 was 1,500 yen/share (Total dividend payment: Approx. 73.3 billion yen). Annual dividend for FY2004 is planned to increase two-fold from the previous fiscal year (excluding commemorative dividend) to 2,000 yen/share.

■ Repurchase of Own Shares

•	In the fiscal year ended Mar. 31, 2004, the Company repurchased shares worth 394.9 billion yen out of the possible 600 billion yen authorized at the 12th ordinary meeting of shareholders. In addition, the Company bought back shares worth 8.4 billion yen in May 2004. As a result, the total amount spent for share repurchase reached 403.4 billion yen.

•	At the 13th ordinary meeting of shareholders, it was resolved to authorize the Company to repurchase shares worth up to 600 billion yen for FY2004.

14

FY2004 First Quarter Results

Detailed Analysis

Executive Vice President and CFO

Yoshiaki Ugaki

Operating Revenues (US GAAP)

■	Due to the decline in cellular service revenues resulting from the implementation of various discount packages, operating revenues for the first quarter of FY2004 dropped 31.2 billion yen, or 2.5% year-on-year, to 1,221.1 billion yen, which equaled to approximately 24.8% of our full-year budget.

FOMA ARPU • MOU

•	In the first quarter of FY2004, both FOMA ARPU and MOU increased significantly to 10,240 yen (up 630 yen year-on-year) and 230 minutes (up 59 minutes year-on-year), respectively.

Quarterly Data	Full-Year Data

■	MOU (Minutes of usage) : Average communication time per one month per one user.

■	Average monthly revenue per unit, or ARPU, is used to measure average monthly revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues, such as monthly charges, voice transmission charges and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in the above way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our US GAAP results of operations. This definition applies to all ARPU figures hereinafter.

■	Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

■	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges and voice transmission charges)/No. of active cellular phone subscribers (FOMA)

■	Packet ARPU(FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA)

■	i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)/No. of active cellular phone subscribers (FOMA)

♦	No. of active subscribers used in calculating ARPU (FOMA) and MOU (FOMA) are as below:

■	FOMA quarterly data: sum of “No. of active subs. in each month” of the current quarter

■	FOMA full-year data: sum of “No. of active subs. in each month” of current fiscal year.

*	“No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month)/2

Cellular Phone(FOMA+mova)ARPU/MOU

•	Aggregate ARPU for first quarter of FY2004 dropped 660 yen from the same quarter of last fiscal year to 7,400 yen due mainly to decline in voice ARPU. MOU decreased 10 minutes year-on-year to 152 minutes.

Quarterly Data	Full-Year Data

■	MOU (Minutes of usage) : Average communication time per one month per one user.

■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 17 of this presentation.

■	Aggregate ARPU(FOMA+mova)=Voice ARPU (FOMA+mova)+Packet ARPU (FOMA+mova)

■	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges and voice transmission charges) /No. of active cellular phone subscribers (FOMA+mova)

■	Packet ARPU (FOMA+mova): Packet ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA+mova)

■	i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA+mova)

♦	No. of active subscribers used in calculating ARPU (FOMA+mova) and MOU (FOMA+mova) are as below:

■	Quarterly data: sum of “No. of active subs. in each month” of the current quarter

■	Full-year data: sum of “No. of active subs. in each month” of current fiscal year.

*	“No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month)/2

Operating Expenses (US GAAP)

■	Operating expenses for the first quarter of FY2004 grew by 29.3 billion yen, or 3.2% year-on-year, to 944.6 billion yen due primarily to the increase of revenue-linked expenses targeted at further expanding the uptake of FOMA. The amount equaled approx. 23.1% of our full-year operating expenses budget.

Capital Expenditures*

■ Capital expenditures in the first quarter of FY2004

•	equaled 23.6% of the annual budget.

•	grew by 40.1 billion yen, or 27.2% from the same quarter of last fiscal year, due primarily to the expansion of FOMA coverage area.

Operational Results and Forecasts

*	Number of handsets sold above include handsets activated without involving sales by DoCoMo.

■	MOU (Minutes of usage): Average communication time per one month per one user.

■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 17 of the presentation.

♦	No. of active subscribers used in calculating cellular phone/PHS churn rates, aggregate ARPU (PHS) and MOU (PHS) are as below:

■	FY2003 First Quarter and FY2004 First Quarter Data: Sum of “No. of active subscribers in each month “{ ( No. of active subs. at end of previous month + No. of active subs at end of current month) ÷ 2} from April to June

■	2004/3 and 2005/3(E) Data: Sum of “No. of active subs in each month” { (No. of active subs at end of previous month + No. of active subs at end of current month) ÷ 2} from April to March.

♦	Calculation methods for No. of active subscribers used in ARPU (PHS), MOU (PHS) and Churn Rate were changed to made the subscriber figures more precise. In accordance with this change, 1Q results of 2003 are retroactively restated based on the new calculation method above.

Appendices

Overseas Deployment of i-mode

•	Total number of i-mode subscribers outside Japan exceeded 3 million (as of Jun. 30, 2004)

FOMA Coverage Expansion

Service/Handset Development Plans

Environmental Conservation/Social Contribution Activities

DoCoMo operates its business with an emphasis on environmental conservation, believing it is one of the most important management challenges facing the entire corporate group.

Acquisition of “ISO14001” environmental management/inspection certification

“Green equipment procurement/purchase” taking environmental impact into account

Collection & recycling of used cellular handsets and accessories

Saving on paper resources through provision of “e-billing” service

Active participation in activities aimed at reducing greenhouse gas emissions

As part of our social contribution activities, DoCoMo offers products & services developed based on the “universal design” concept, with an aim to help build warmer ties between people.

Opened “DoCoMo Hearty Plaza”, a DoCoMo shop based on universal design concept

Introduced “Hearty Discount” service

Release of handsets supporting universal design: “Raku Raku Phone”, etc.

DoCoMo has also implemented countermeasures for disasters, e.g., “i-mode Disaster Message Board” service, to enable users to post messages on their safety and circumstances in the event of an earthquake and other large-scale disaster.

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin	Billions of yen
	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ending March 31, 2005 (Forecasts)
a. EBITDA	¥510.8	¥445.9	¥1,618.0

Depreciation and amortization and Losses on sale or disposal of property, plant and equipment	(173.7)	(169.3)	(788.0)

Operating income	337.0	276.6	830.0

Other expenses (income), net	(0.1)	0.3	484.0
Income taxes	(141.0)	(106.0)	(546.0)
Equity in net (earnings) losses of affiliates	1.0	(0.5)	(17.0)
Minority interests in earnings of consolidated subsidiaries	(0.0)	(0.0)	—

b. Net income	196.8	170.4	751.0

c. Total operating revenues	1,252.3	1,221.1	4,920.0

EBITDA margin (=a/c)	40.8%	36.5%	32.9%
Net income margin (=b/c)	15.7%	14.0%	15.3%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Capital expenditures	Billions of yen
	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ending March 31, 2005 (Forecasts)
Capital expenditures	¥147.5	¥187.6	¥796.0

Effects of timing differences between acquisition dates and payment dates	7.6	64.4	—

Purchases of property, plant and equipment	(118.6)	(195.2)	—
Purchases of intangible and other assets	(36.5)	(56.8)	—

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets.

“FOMA”, “mova”, “premini”, “i-mode”, “i-motion”, “Chaku-motion”, “V-Live”, “Hearty Discount” and “pake-hodai” are trademarks or registered trademarks of NTT DoCoMo, Inc.

Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.